SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2004

                               THE RANK GROUP PLC
                 (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, AUSTRALIA, CANADA, ITALY OR JAPAN OR TO US, AUSTRALIAN, CANADIAN, ITALIAN OR JAPANESE PERSONS. THIS RELEASE IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER OR AN ADVERTISEMENT OF AN OFFER OF SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

                                                                  9 January 2004

                               The Rank Group Plc

          Convertible Bond Offering - Exercise of the Managers' Option

Further to the announcements made on 3 December 2003 regarding the offering by The Rank Group Plc ("Rank") of GBP150 million Convertible Bonds due 2009 (the "Bonds"), Rank announces that the Joint Lead Managers have exercised the option to subscribe for additional Bonds with an aggregate principal amount of GBP17.7 million (the "Option").

The exercise of the Option increases the size of the offering to GBP167.7 million. The Bonds will be issued by Rank and will, subject to the terms and conditions of the Bonds, be convertible into a maximum of 44,559,511 new Rank ordinary shares ("Shares") at the initial conversion price (representing approximately 7.5% of Rank's current issued ordinary share capital).

As announced on 3 December 2003, the Bonds will be issued at 100% of their principal amount. The coupon on the Bonds will be 3.875% per annum payable semi-annually in arrear and the initial conversion price will be 376.4p, a premium of 31% to the reference price of Rank's Shares. Admission to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities and settlement is expected on or about 20 January 2004.

Deutsche Bank and JPMorgan are Joint Lead Managers. Deutsche Bank is acting as stabilisation manager.

Enquiries:

The Rank Group Plc Tel:                     020 7706 1111
Samantha Wren, Director of Group Treasury

Deutsche Bank Tel:                          020 7545 8000
Martin Fisch
Phil Cowdy

JPMorgan Tel:                               020 7325 1000
Viswas Raghavan
John Lydon

Press Enquiries:

The Maitland Consultancy Tel:               020 7379 5151
Angus Maitland
Suzanne Bartch


Any investment decision in respect of the Bonds should be based on the listing particulars to be published by Rank in due course. Members of the general public are not eligible to take part in the Bond offering. In the United Kingdom, the promotion of this offering is restricted by Section 21 of the Financial Services and Markets Act 2000 ("FSMA"). This announcement, in so far as it constitutes an invitation or inducement to participate in the Bond offering, is directed exclusively at (a) persons who have professional experience in matters relating to investments who fall within Article 19(5) (Investment Professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) ("the Order") or (b) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc) of the Order or (c) other persons to whom it may be directed without contravention of Section 21 of FSMA (all such persons together being referred to as "relevant persons"). This announcement, in so far as it constitutes an invitation or inducement to participate in the offering, must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relations is available only to relevant persons and will be engaged in only with relevant persons.

Stabilisation / FSA

Neither the Bonds nor the Shares have been, or will be, registered under the US Securities Act of 1933, as amended (the "US Securities Act") and neither the Bonds nor the Shares may be offered or sold within the United States or to US persons (as defined in Regulation S under the US Securities Act ("Regulation S")), except pursuant to an exemption from, or in a transaction not subject to, registration under the US Securities Act of 1933. There will be no public offer of the Bonds or the Shares to be issued on conversion of the Bonds in the United States.

This release does not constitute an offer of securities for sale in the United States, Canada, Australia, Italy or Japan.

Neither this announcement nor any copy of it is for distribution, directly or indirectly, in or into the United States or to any US person (as defined in Regulation S) or into Canada, Australia, Italy or Japan. Any failure to comply with this restriction may constitute a violation of United States, Canadian, Australian, Italian or Japanese securities laws.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  9 January 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary